08000210

January 8, 2008

RECEIVED
2008 JAN 15 A 3: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 004/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2008 regarding appointment of the Company's external auditors for the year 2008

  Date: January 7, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**January 8, 2008**



SH 004/2008

January 7, 2008

Subject: Notification of the Resolutions of the Board of Directors Meeting No. 1/2008 regarding the appointment of the Company's external auditors for the year 2008.

To: The President
Stock Exchange of Thailand

We would like to inform you that the Board of Directors at Shin Corporation Plc (the "Company") passed the following resolutions in Meeting No. 1/2008, held on January 7, 2008 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400:

1. Certified the Minutes of the Board of Directors Meeting No. 12/2007 held on November 14, 2007.

2. Approved the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's external auditors for the fiscal year 2008:

   - Mr. Supot Singhasaneh — Certified Public Accountant License No. 2826
   - Mr. Winid Silamongkol — Certified Public Accountant License No. 3378
   - Ms. Somboon Supasiripinyo — Certified Public Accountant License No. 3731
   - Mr. Charoen Phosamritlert — Certified Public Accountant License No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee was fixed at not more than Baht 2.19 million. The appointment of the Company's auditors and their remuneration for the year 2008 had been considered and approved by the Audit Committee before the Board meeting.

   The appointment of the Company's external auditors is subject to approval from the 2008 Annual General Meeting of Shareholders.

END